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                              September 8, 2022

       Mark Brazeal
       Chief Legal and Corporate Affairs Officer
       Broadcom Inc.
       1320 Ridder Park Drive
       San Jose, California 95131-2313

                                                        Re: Broadcom Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed August 26,
2022
                                                            File No. 333-266181

       Dear Mr. Brazeal:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 1 to Registration Statement on Form S-4

       U.S. Federal Income Tax Consequences of the Transactions to U.S. Holders, page 87

   1. We note the form of tax opinion filed as exhibit 8.1. If you are intending to file a short-
                                                        form tax opinion, the
disclosure in the prospectus and in the opinion both must state that the disclosure in this
section is the opinion of counsel. For example, the disclosure should identify counsel and
state that counsel is of the opinion that "under currently applicable
                                                        U.S. federal income tax
law, (1) the First Merger and the LLC Conversion, taken together, will qualify as a
reorganization    within the meaning of section 368(a)(1)(F) of the Code
                                                        and (2) the Second
Merger and the Third Merger, taken together, will qualify as a reorganization
within the meaning of section 368(a)(1)(A) of the Code." In addition, the tax opinion should
state that the disclosure in this section is counsel's opinion.
 Mark Brazeal
Broadcom Inc.
September 8, 2022
Page 2

       You may contact SiSi Cheng, Staff Accountant at (202) 551-5004 or Claire Erlanger,
Staff Accountant at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Geoffrey Kruczek, Staff Attorney at (202) 551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameMark Brazeal
                                                          Division of
Corporation Finance
Comapany NameBroadcom Inc.
                                                          Office of
Manufacturing
September 8, 2022 Page 2
cc:       Ronald Chen
FirstName LastName